UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Media Release
15 October, 2008
Telecom brings world’s best mobile to NZ
Telecom today announced it will transform New Zealand’s mobile landscape by June 2009, providing customers with access to the most advanced, nationwide, 3G mobile services available and further underlining the company’s commitment to investing in New Zealand.
“It’s simple – today we’re announcing New Zealand’s best mobile network,”
said Telecom CEO Paul Reynolds.
“New Zealanders are demanding fast, ubiquitous and future-ready mobile technology at their fingertips – and with this advancement they will get it.
“Telecom’s new mobile network will be superior on every level: the best nationwide coverage, the fastest internet on your mobile, a wide range of world-leading handsets, as well as better content, music and business applications.”
The technology choices revealed today will extend 3G service and fast mobile broadband to 97% of New Zealanders, approximately a year in advance of
Telecom’s main competitor’s plans.
“The possibilities are endless: bidding on an online auction from your bach at
Raglan; downloading music on a chairlift at Mt Ruapehu; video calling from
Hokitika to a mate in Christchurch; or instant email on your mobile while on the move in a small town or big city, anywhere in New Zealand,” said Dr
Reynolds.
The investment announced today amounts to more than half a billion dollars and involves the nationwide rollout of WCDMA (Wideband Code Division
Multiple Access) technology, using a frequency of 850MHz (Mega Hertz).
“The W850 technology is the smartest choice for New Zealand’s unique geography and conditions,” said Dr Reynolds.
In addition, Telecom has committed to deploying HSPA+ (Evolved High Speed
Packet Access), a leading-edge technology offering even higher broadband speeds, helping to ‘future-proof’ services for Telecom mobile customers.
“We are in world-class company with our technology choice. Over the past year a growing number of leading mobile providers internationally have launched WCDMA mobile networks at 850MHz, including AT&T in the United
States and Telstra in Australia.
“With this technology Telecom will provide customers with global roaming superior to that of our competitors: our handsets will work on more than 430
2
networks in over 170 destinations worldwide for voice and texting, and over
110 destinations for internet data.
“Telecom customers visiting Australia will get service and coverage secondto-
none, unmatched by any other New Zealand provider. This is the destination most visited by New Zealanders on business and on holiday, and
Telecom mobile customers will have a service which will operate uniquely well on the most widely available Australian network,” said Dr Reynolds.
Telecom is investing $574 million in its new W850 network over the next two years. The benefits include competitive advantage, operational efficiencies and reduced long-run capital spending which the enhanced network proposition will deliver.
Overall, Telecom now anticipates spending $2.4 billion on capital expenditure over the next two financial years. This includes the investment already being made in world-class fixed line broadband services and a next generation network.
“These are huge, ongoing investments in New Zealand’s communications infrastructure, and underscore our commitment as a New Zealand company to bring the best quality services in the world to Kiwi homes and businesses,”
said Dr Reynolds.
Telecom’s W850 network will have a phased launch from November with the start of inbound roaming services, as well as a pilot programme focused on ensuring a best-in-class customer experience. There will be a full launch of services by June 2009.
Telecom will ensure that existing and new customers who re-sign or join
Telecom in the coming months will be some of the first to enjoy our new mobile services. We have offers in place to make it easy, and attractive, for these customers. Gen-i clients will be contacted by their client manager to discuss their migration options to the new mobile network.
Dr Reynolds said that Telecom was also working on an offer aimed at the company’s retail shareholders.
- ends -
Note for news media: Telecom Group CEO Paul Reynolds and Retail CEO
Alan Gourdie will host a media conference at the Sky Tower in Auckland today at 10.30am. Audio link-up is also available for media outside of Auckland.
For further information please contact:
Nick Brown - Head of PR, Consumer & Business
Ph 0272 549 867 or nick.brown@telecom.co.nz
Mark Watts - Head of External Media
Ph 0272 504 018 or mark.watts@telecom.co.nz
Or visit www.telecom.co.nz/newnetwork

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 28/10/2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Company Secretary